Exhibit 99.1

ETORO REPORTS FIRST QUARTER 2025 RESULTS

New York - June 10th, 2025 - eToro Group Ltd. (“eToro”, or the “Company”) (NASDAQ: ETOR), the trading and investing platform, today announced financial results for the first quarter ended March 31, 2025.

“I am incredibly proud of the eToro team for producing strong first quarter results and the successful completion of our initial public listing. As a business that champions access to capital markets, we are excited to now be part of those markets. The retail investor of 2025 is informed and connected and we’re encouraged to see their trading behavior enabling them to benefit from market opportunities. We believe that AI is turbo-charging the reshaping of the investing landscape and we’re excited to be at the forefront of this transformation. As a global community that empowers retail investors, we are well positioned to drive sustainable growth and profitability over time, creating further value for our shareholders,” commented Yoni Assia, CEO and Co-founder of eToro.

First Quarter 2025 Financial Highlights

●	Net contribution increased by 8% year on year to $217 million, compared to $201 million in the first quarter of 2024, driven primarily by increased trading activity.
●	Net income (GAAP) was $60 million, compared to $64 million in the first quarter of 2024 due to increased investment in marketing and growth in response to favorable market conditions.
●	Adjusted EBITDA (non-GAAP) was $80 million compared to $87 million in the first quarter of the prior year reflecting the investments referenced above. Adjusted EBITDA margin was 37%, compared to 43% in the prior year period.[1]
●	Funded accounts increased 14% year on year to 3.58 million compared to 3.13 million in the first quarter of 2024. This was driven primarily by ongoing user acquisition and retention efforts, as well as the acquisition of Australian investing app Spaceship in 2024.
●	Assets under Administration grew by 21% year on year to $14.8 billion compared to $12.2 billion.
●	Cash, cash equivalents and short term investments were $736 million as of March 31, 2025.

“Our results show strong business performance for Q1 with an increase in net contribution driven by increased trading activity and our continued focus on sustainable profitable growth. In the first quarter, in response to the market environment, we increased investment in marketing and growth,” said Meron Shani, eToro CFO.

Business Highlights

eToro continued to focus on sustainable, profitable growth in Q1, launching products and services to support users at every stage of their investing journey.

●	Trading: eToro continues to expand and develop the range of assets and tools users need to trade the global markets. In the first quarter, eToro launched futures in Europe and options in the UK. With the addition of 40 more tokens, eToro now offers trading in over 130 cryptoassets. The Company also extended trading hours by offering a number of stocks and ETFs for 24/5 trading.

●	Investing: eToro added stocks from the Abu Dhabi and Hong Kong stock exchanges and now offers users the ability to invest in companies listed on more than 20 of the world’s leading exchanges. It continued to grow its range of Smart Portfolios with the launch of a commodities portfolio in partnership with WisdomTree, and a portfolio offering 100% capital protection. As part of the Company’s commitment to offer its users access to interest earning assets, eToro launched securities lending to users in Europe, and expanded crypto staking to include DOT and ATOM.

[1]	See “Non-GAAP Financial Metrics and Key Performance Indicators” below for additional information and a reconciliation to GAAP for all Non-GAAP financial metrics. Adjusted EBITDA margin is based on net contribution.

●	Wealth management: As part of its long-term investment strategy, in the first quarter, eToro introduced a new self-directed offering as part of its UK ISA and introduced recurring investments for stocks, ETFs and crypto allowing users to make regularly scheduled investments. The Company also initiated the integration of Spaceship and the expansion of its Australian offering to include superannuation solutions.

●	Neo-banking: In the first quarter, eToro began the roll out of crypto to fiat enabling users to transfer their crypto to eToro and diversify into other asset classes. As part of the expansion of the eToro Money offering, eToro partnered with local financial institutions to offer local virtual bank accounts in multiple countries. The Company also continued to expand the ability for users to trade local stocks using local currencies.

●	Financial education and AI: eToro is committed to empowering its users to grow their financial knowledge with accessible and engaging content. The Company is leveraging AI to accelerate the production and translation of education materials and now offers more than 3,000 articles, videos, podcasts and webinars in 11 languages.

●	Regulatory developments: In Q1, eToro was granted a MiCA permit by CySec which enables the provision of crypto services across the EU. As long-term supporters of crypto, this is a key milestone and eToro welcomes the regulatory clarity and uniform rules provided by MiCA which it believes will foster greater crypto adoption across Europe. The Company also achieved a SOC 2 Type II compliance certification which demonstrates its strong commitment to operational excellence throughout its crypto custody operations.

Second Quarter 2025 Update

●	The performance of the business through May 31, 2025 reflects continued progress and interest in trading and investing from retail investors in response to market events.
●	As of May 31, 2025 eToro had 3.61 million funded accounts and $16.9 billion in Assets under Administration.

Contact

Media Relations - pr@etoro.com

Investor Relations - investors@etoro.com

About eToro

eToro is the trading and investing platform that empowers you to invest, share and learn. We were founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. Today we have 40 million registered users from 75 countries. We believe there is power in shared knowledge and that we can become more successful by investing together. So we’ve created a collaborative investment community designed to provide you with the tools you need to grow your knowledge and wealth. On eToro, you can hold a range of traditional and innovative assets and choose how you invest: trade directly, invest in a portfolio, or copy other investors. You can visit our media center here for our latest news.

ETORO GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2025	2024
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	660,060	575,395
Restricted cash	319	314
Short-term investment	76,000	65,000
Counterparties	240,842	224,867
Cryptoassets	99,761	113,279
Receivable from omnibus accounts	10,905	50,466
Other receivables and prepaid expenses	49,795	46,005
	1,137,682	1,075,326

Non-current assets:
Restricted cash	11,751	11,630
Right of use assets	43,054	44,406
Property and equipment, net	4,965	5,007
Goodwill and other intangible assets, net	45,564	46,346
Deferred taxes	12,708	8,647
	118,042	116,036

Total Assets	1,255,724	1,191,362

Liabilities and equities
Current liabilities:
Accounts payable	5,768	4,201
Current maturities of long-term lease liabilities	4,940	4,758
Payable to users	115,290	103,493
Accrued expenses and other payables	176,718	193,115
	302,716	305,567

Non-current liabilities:
Employee benefit liabilities, net	1,202	1,253
Long-term lease liabilities	42,447	43,546
Deferred taxes liabilities	7,210	2,968
Other long-term liabilities	7,484	5,653
	58,343	53,420

Equity attributable to equity holders of the company:
Common share premium	479,036	474,469
Preferred share premium	397,019	397,019
Treasury shares	(2,625)	(2,625)
Advanced Investment Agreement	9,091	9,091
Other capital reserve	(361)	1,868
Retained earnings (accumulated deficit)	12,505	(47,447)
	894,665	832,375
Total liabilities and equity	1,255,724	1,191,362

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Three months ended March 31,
	2025	2024
	Unaudited	Unaudited
Revenue and income:
Net trading income from equities, commodities and currencies	96,837	73,098
Revenue from cryptoassets	3,500,800	3,293,120
Net trading income (loss) from cryptoassets derivatives	77,051	(56,767)
Net interest income from users	52,618	49,318
Currency conversion and other income	23,911	21,403
Other interest income	4,164	3,348
Total revenue and income	3,755,381	3,383,520

Costs:
Cost of revenue from cryptoassets	3,528,853	3,173,766
Margin interest expense	9,159	8,650
Research and development	36,621	33,166
Selling and marketing	61,222	37,342
General, administrative and operating costs	49,502	56,042
Finance and other expenses, net	(517)	928
Total costs	3,684,840	3,309,894

Income before taxes on income	70,541	73,626
Taxes on income	10,589	9,516
Net income	59,952	64,110

Other comprehensive income, net:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges, net of tax	(2,229)	-
Other comprehensive loss for the year, net of tax	(2,229)	-

Total comprehensive income	57,723	64,110

Basic net income per share	0.79	0.85
Diluted net income per share	0.69	0.76

Weighted-average shares of common shares used to compute net income per share attributable to common shareholders:
Basic	75,712,289	75,040,326
Diluted	86,576,130	84,239,189

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2025	2024
	Unaudited	Unaudited
Cash flows from operating activities:
Net income	59,952	64,110

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation, amortization and impairment	3,011	2,590
Share-based payment	4,287	8,891
Evaluation of contingent liability	1,831	-
Revaluation of fair value of cryptoassets and counterparties	51,830	(2,004)
Non-cash revenue from staking and blockchain rewards	(8,723)	(3,877)
Non-cash costs from staking and blockchain rewards	5,847	2,441
Finance and other expenses, net	(517)	928
Taxes on income, net	10,589	9,516
	68,155	18,485
Changes in asset and liability items:
Increase of counterparties	(68,235)	(67,300)
Decrease (increase) of cryptoassets	13,154	(8,196)
Increase of other receivables and prepaid expenses	(7,029)	(15,427)
Increase of restricted cash	(124)	(77)
Increase (decrease) of accounts payable	(670)	13,043
Increase of user and omnibus accounts, net	48,901	38,842
Increase (decrease) of accrued expenses and other payables	(19,753)	11,677
Decrease of employee benefit liabilities, net	(29)	(439)
	(33,785)	(27,877)
Interest received (paid), net during the year	967	(1,235)
Taxes paid, net during the year	(5,557)	(2,600)
Net cash provided by operating activities	89,732	50,883

Cash flows from investing activities:
Increase of short-term investments	(11,000)	-
Purchase of property and equipment	(522)	(1,712)
Purchase of intangible assets	(57)	-
Net cash used in investing activities	(11,579)	(1,712)

Cash flows from financing activities:
Exercise of options	280	211
Repayment of lease liability	(1,147)	(909)
Net cash used in financing activities	(867)	(698)

Exchange differences on balances of cash and cash equivalents	7,379	(3,579)

Increase in cash and cash equivalents	84,665	44,894

Cash and cash equivalents at beginning of year	575,395	388,334

Cash and cash equivalents at end of year	660,060	433,228

Non-GAAP Financial Metrics and Key Performance Indicators

This press release and the accompanying tables contain certain non-GAAP financial metrics which differ from results prepared in accordance with GAAP. These non-GAAP financial metrics include: Adjusted EBITDA, which is defined as net income (loss) adjusted to exclude finance and other expenses, net, taxes on income, share-based payment expense, depreciation and amortization, employee non-cash expense, one-time transaction costs and other expense (income).

eToro believes that these non-GAAP financial metrics may be helpful to investors because they provide consistency and comparability with past financial performance. Additionally, eToro management regularly review certain key performance metrics and non-GAAP financial metrics to evaluate its business, measure its performance, identify trends, prepare financial projections and make business decisions. However, non-GAAP financial metrics are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Other companies, including companies in eToro’s industry, may calculate similarly titled non-GAAP financial metrics differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial metrics as tools for comparison. A reconciliation is provided below for the non-GAAP financial metrics to the most directly comparable financial metric stated in accordance with GAAP.

ETORO GROUP LTD.

RECONCILIATION OF NON-GAAP METRICS

U.S. dollars in thousands

	Three months ended
	March 31,
	2025	2024
	Unaudited	Unaudited

Net income	59,952	64,110
Finance expense, net	(517)	928
Taxes on income	10,589	9,516
Share-base payment expense	4,287	8,891
Depreciation, amortization, and impairment	3,010	2,590
Employee non-cash expense[2]	(1,049)	595
Transaction related costs[3]	2,091	247
Evaluation of contingent liability[4]	1,831	-

Adjusted EBITDA	80,194	86,877

[2]	Employee non-cash expense is related to payroll expenses recorded in respect of the non-withdrawable amount (“NWA”) over the employee’s vesting period.
[3]	Transaction related costs include transaction costs associated with the initial public offering.
[4]	Evaluation of contingent liability is related to the commitment to issue shares as part of the Spaceship acquisition. Due to an increase in the share price, an evaluation was performed.

Definitions of Certain Key Performance Indicators

Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial metric that we define as net income (loss) adjusted to exclude finance and other expenses, net, taxes on income, share-based payment expense, depreciation and amortization, employee non-cash expense, one-time transaction costs and other expense (income).

Assets under administration: Assets under administration (‘AUA’) are defined as the aggregate of the following: (i) the total fair value of all equities, cryptoassets, commodities, currencies and options held by users in their accounts, (ii) cash held by users in their accounts, (iii) eToro Money balances, (iv) users’ cryptoassets held in the eToro digital wallet, (v) users’ assets held by 3rd parties partners for execution or custody services.

Funded Accounts: Funded Accounts are users who have completed KYC, AML and other onboarding processes, activated their account, deposited funds, executed at least one trade at any time and have a positive account balance (invested or uninvested). Funded Accounts represent the deepest level of our user acquisition funnel and are the users from whom we generate Total Commission.

Interest Earning Assets: Interest Earning Assets are the average monthly balances of users’ cash balances, corporate cash, users’ total leveraged positions and stakeable cryptoassets.

Net Contribution: Net Contribution reflects Total revenue and income, less the Cost of revenue from cryptoassets and Margin interest expense. We use Net Contribution to evaluate the net contributions of our users’ activity on our platform before considering the overhead costs associated with our operations.

Net Contribution consists of the following five components, each representing revenue or income divided across our products based on the distinct patterns upon which we monetize users’ activity on the platform. We evaluate the performance of our business and our success in both diversification and risk management across these five components:

●	Net Trading Contribution (Equities, Commodities and Currencies) is equal to our Net trading income from equities, commodities and currencies.
●	Net Trading Contribution (Cryptoassets) is equal to Revenue from cryptoassets plus Net trading income (loss) from cryptoasset derivatives less Cost of revenue from cryptoassets, excluding the net contributions from blockchain rewards and staking activity.
●	Net Interest Contribution represents Net interest contribution from users plus Other interest income plus the net contributions of staking activity, less Margin interest expense.
●	eToro Money comprises the vast majority of our Currency conversion and other income. It represents the income earned from our money management services, including currency conversions, withdrawals, interchange on our debit card, transfers of cryptoassets, and fees relating to our cryptoasset wallet services.
●	Subscriptions and Other is the remainder of Currency conversion and other income not attributable to eToro Money plus the net contributions of blockchain rewards.

Net Income

Net income represents the company’s total earnings or profit for a given period, calculated as total revenue minus all expenses, including operating costs, depreciation, interest, taxes, and other income or expenses. It reflects the company’s overall profitability according to GAAP standards.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond eToro’s control. eToro’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to market volatility and erratic market movements; failure to retain existing users or adding new users; extreme competition; changes in regulatory and legal framework under which we operate; regulatory inquiries and investigations; our estimates of our financial performance; interest rate fluctuations; the evolving cryptoasset market, including the regulations thereof; conditions related to our operations in Israel, including the ongoing war; risks related to data security and privacy and use of OSS; risks related to AI; changes in general economic or political conditions; changes to accounting principles and guidelines; the ability to maintain the listing of our securities on Nasdaq; unexpected costs or expenses; and other factors described in “Risk Factors” in our Registration Statement on Form F-1, filed with the SEC on March 24, 2025, as amended, and declared effective by the SEC on May 13, 2025. Further information on potential risks that could affect actual results will be included in the subsequent filings that eToro makes with SEC from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent eToro’s views as of the date of this press release. eToro anticipates that subsequent events and developments will cause its views to change. eToro undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing eToro’s views as of any date subsequent to the date of this press release.

Source: eToro Group Ltd.